[SIMPSON THACHER & BARTLETT LLP LETTERHEAD]

VIA OVERNIGHT COURIER AND EDGAR

June 24, 2008

Re:	MasterCard Incorporated

Form 10-K for the Fiscal Year Ended December 31, 2007

Filed February 20, 2008

Form 10-Q for the Period Ended March 31, 2008

Filed April 29, 2008

File No. 001-32877

Mr. Marc D. Thomas

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Thomas:

On behalf of MasterCard Incorporated (“MasterCard”), we hereby submit the following responses to your letter dated June 11, 2008 regarding the Securities and Exchange Commission Staff’s review of MasterCard’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008.

To assist your review, we have retyped the text of the Staff’s comments in the Comment Letter in italics below. Please note that all references to page numbers in our responses refer to the page numbers of the relevant filing. The responses and information described below are based upon information provided to us by MasterCard.

Securities and Exchange Commission	-2-	June 24, 2008

Form 10-Q for the Period Ended March 31, 2008

Note 3. Fair Value Measurement, pages 8-9

1.	We note the disclosures within Note 3 to the financial statements reflective of the adoption of SFAS 157. Please explain to us and tell us your consideration of disclosure of the following:

•	the maturity dates of the auction rate securities (the “ARS”) as your current disclosure of “generally greater than 10 years” lacks specificity;

MasterCard acknowledges the Staff’s comment and advises the Staff that it will undertake in future disclosures to provide more specificity. A schedule, as of March 31, 2008, of the ARS par amounts and respective maturity periods is set forth below. MasterCard undertakes to disclose a similar table in future filings.

Par Amount	% of Total	Maturity (# of Years)
$46,000,000	18%	10 - 20
117,100,000	47%	21 - 30
86,050,000	35%	31 - 40

$249,150,000	100%

•	what is meant by the disclosure that the ARS are collateralized by student loans which are “substantially” backed by the U.S. government;

MasterCard advises the Staff that, as of March 31, 2008, MasterCard’s entire ARS portfolio was fully collateralized by student loans with guarantees, ranging from approximately 95% to 98%, of principal and interest, by the U.S. government, via the Department of Education. MasterCard advises the Staff that it will undertake in future disclosures to be more specific regarding MasterCard’s ARS collateral.

•	what percentage of the student loans held as collateral are backed by the U.S. Government;

MasterCard advises the Staff that, as of March 31, 2008, MasterCard’s entire ARS portfolio was fully collateralized by student loans with guarantees, ranging from approximately 95% to 98%, of principal and interest, by the U.S. government, via the Department of Education. MasterCard advises the Staff that it will undertake in future disclosures to be more specific regarding MasterCard’s ARS collateral.

Securities and Exchange Commission	-3-	June 24, 2008

•	whether the underlying cash flows on the ARS are being received;

MasterCard advises the Staff that it continues to receive interest in accordance with the terms of the ARS securities. MasterCard will undertake to disclose in future filings that interest has been received.

•	the valuation technique being used to determine the 5% below par value temporary impairment;

MasterCard advises the Staff that in determining the fair value of its ARS at March 31, 2008, a market approach was used. The various factors considered in this valuation technique were disclosed on page 9, in footnote 3, Fair Value Measurement, in MasterCard’s Form 10-Q for the period ended March 31, 2008. MasterCard will continue to evaluate its valuation techniques and advises the Staff that it will undertake to disclose in future filings the type of valuation technique or techniques which it employs.

•	the number and dollar value of the failed ARS auctions;

MasterCard advises the Staff that during the period from mid-February through March 31, 2008, all 45 securities, par amount of $249 million, had experienced at least one failed auction. MasterCard advises the Staff that it will undertake to disclose in future filings the number and dollar amount of ARS that may have failed in such auctions.

•	why no other-than-temporary impairment was recognized;

MasterCard acknowledges the Staff’s comment, and advises the Staff that it will undertake in future filings to disclose that in determining whether a decline in value is other than temporary, MasterCard considers several factors including, but not limited to, the following: (1) the reasons for the decline in value (credit event, interest related, or market fluctuations); (2) MasterCard’s ability and intent to hold the investments for a period of time to allow for recovery of value; (3) whether the decline is substantial; and (4) the historical and anticipated duration of the events causing the decline in value. The evaluation for other-than-temporary impairments is a quantitative and qualitative process, which is subject to risks and uncertainties in the determination of whether the declines in fair value of investments are other-than-temporary. The risks and uncertainties include changes in the credit quality of the securities, changes in liquidity as a result of normal market mechanisms or issuer calls of the securities, and the effects of changes in interest rates. MasterCard had the intent and ability to hold its ARS investments until recovery of fair value, which may be maturity or earlier if called, and therefore did not consider these unrealized losses to be other-than-temporary.

Securities and Exchange Commission	-4-	June 24, 2008

•	whether any losses were recognized on the sale of the ARS during the quarter, if any; and

MasterCard advises the Staff that during the 3-month period ending on March 31, 2008, it sold $420 million of ARS at par and did not incur any losses. To the extent material, MasterCard will disclose recognized losses in future filings.

•	how and when the principal will be available on the ARS, i.e., expectation of successful auctions, buyers outside of auctions or issuer redemptions.

MasterCard advises the Staff that as of April 29, 2008, the date MasterCard filed its Form 10-Q for the period ended March 31, 2008, and through the date of this letter, as MasterCard continues to observe failed auctions it expects that the timing for a return of liquidity in the ARS market may exceed 12 months. Accordingly, the ARS were classified as long-term assets. Although the ARS market conditions are uncertain, MasterCard continues to receive interest in accordance with the terms of the ARS securities and believes that the principal will be available upon the stated maturity of these securities. MasterCard advises the Staff that it will undertake disclosure in future filings with respect to any changes in market conditions or availability of the principal.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), Liquidity, page 34

2.	Explain to us and tell us your consideration of disclosing whether the reclassification of the ARS to long-term assets will have any impact on the liquidity of the Company. Address whether the Company has the ability and intent to hold these investments to maturity or until their recovery.

MasterCard has the ability and intent to hold the par value of $249 million in ARS to maturity or recovery as it has other resources available for operations. As disclosed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity,” as of March 31, 2008, MasterCard had $2.7 billion of cash, cash equivalents and current available-for-sale securities, no borrowings under its $2.5 billion credit facility and has generated positive cash flows from operations for the last three years. In addition, MasterCard disclosed the reclassification of the ARS from short-term to long-term assets as an explanation for the change in cash, cash equivalents and current available-for-sale securities, from $3.0 billion at December 31, 2007 to $2.7 billion at March 31, 2008. MasterCard believes that the reclassification did not significantly impact the liquidity of MasterCard and therefore did not necessitate further disclosures in the Form 10-Q for the period ended March 31, 2008.

Securities and Exchange Commission	-5-	June 24, 2008

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Please do not hesitate to call Joshua Ford Bonnie at 212-455-3986 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission

Craig D. Wilson

  MasterCard Incorporated

Noah J. Hanft

Bart S. Goldstein

Craig R. Brown